 EXHIBIT 12

RATIO OF EARNINGS TO COMBINED FIXED CHARGES

The following table shows the ratio of earnings to combined fixed charges for us and our consolidated subsidiaries for the dates indicated.

(Dollars in Thousands)

	Year Ended December 31,
	2016	2015	2014	2013	2012
Earnings
Income from continuing operations before income taxes	$283,523	$262,704	$210,495	$165,788	$128,457
Fixed charges	54,068	46,413	29,797	25,820	27,381
Amortization of capitalized interest	297	287	280	276	270
Capitalized interest	(414)	(407)	(85)	(294)	(163)
Total earnings	337,474	240,172	191,803	155,820	115,243

Fixed Charges
Floor plan interest expense	25,531	19,534	13,861	12,373	12,816
Other interest expense (1)	23,207	19,491	10,742	8,350	9,621
Capitalized interest costs	414	450	407	85	294
Interest component of rent expense	4,916	6,938	4,787	5,012	4,650
Total fixed charges	54,068	46,413	29,797	25,820	27,381

Ratio of earnings to fixed charges	6.2x	8.1x	7.4x	5.7x	4.3x

(1) Other interest expense includes amortization of debt issuance costs

For purposes of these ratios, “earnings” consist of income from continuing operations before income taxes and fixed charges, and “fixed charges” consist of interest expense on indebtedness and the interest component of rental expense, and amortization of debt discount and issuance expenses.

We did not have any preferred stock outstanding for the periods presented above, and therefore the ratios of earnings to combined fixed charges and preferred stock dividends would be the same as the ratios of earnings to combined fixed charges presented above.